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                       FORM OF LETTER TO BROKERS, DEALERS


[The Peoples Holding Company, inc.  Letterhead]

April 16, 2001

     Re: Offer to Purchase for Cash by The Peoples Holding Company Up to 604,312 shares of its Common Stock at a Purchase Price of $23.00 Per Share. The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on May 15, 2001, unless the offer is extended.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing the material listed below relating to our offer to purchase up to 604,312 shares of our Common Stock at a purchase price of $23.00, net to the seller in cash, without interest, as specified by tendering shareholders. Our offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2001, and the related Letter of Transmittal (as amended or supplemented from time to time).

Only common shares validly tendered at the purchase price and not withdrawn, will be purchased. However, because of the proration provisions described in the Offer to Purchase, all Common shares tendered may not be purchased if more than 604,312 Common shares are tendered. All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned at The Peoples Holding Company's expense promptly following the expiration date.

We reserve the right, in our sole discretion, purchase additional shares in the offer up to 2% of the outstanding shares of Common Stock, subject to applicable legal requirements.

As described in the Offer to Purchase, if more than 604,312 Common shares have been validly tendered and not withdrawn, we will purchase validly tendered (and not withdrawn) common shares in the following order of priority:

     o First, we will purchase shares from all holders of "odd lots" of less than 100 shares who have properly tendered all of their shares at the purchase price prior to the expiration date and completed the "Odd Lots" box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

     o Second, we will purchase all shares conditionally tendered in accordance with Section 5 of the Offer to Purchase for which the condition was satisfied without regard to the procedure in the next bulleted clause, and all other shares tendered properly and unconditionally on a pro rata basis if necessary; and

     o Finally, if necessary to permit us to purchase 604,312 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not withdrawn prior to the expiration date, will be selected for purchase by random lot in accordance with the Offer to Purchase - provided that, to be eligible for purchase by random lot, all common shares owned by the tendering shareholder must have been properly tendered and the appropriate box must have been checked in the "Conditional Tenders" box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.


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For your information and for forwarding to your clients for whom you hold shares registered in your name (or in the name of your nominee), we are enclosing the following documents:

     1.   The Offer to Purchase;

     2. The Letter of Transmittal for your use and for the information of your clients(together with accompanying instructions and Substitute Form W-9);

     3. A letter to The Peoples Holding Company's shareholders from the President and Chief Executive Officer of The Peoples Holding Company;

     4. A Notice of Guaranteed Delivery to be used to accept the Offer if the shares and all other required documents cannot be delivered to the Depositary by the expiration date;

     5. A letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on May 15, 2001, unless the offer is extended.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer. We will, upon written request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to the offer to their customers. We will pay all stock transfer taxes applicable to our purchase of Shares pursuant to the offer, except as otherwise provided in the Offer to Purchase and Instruction 6 of the Letter of Transmittal.

Any questions or requests for assistance or additional copies of the enclosed materials should be directed to The Peoples Bank and Trust Company. You may reach The Peoples Bank and Trust Company at the address on the last page of the Offer to Purchase, or by calling 1-800-492-0365.

Thank you for your consideration.

                                                Sincerely,

                                                /S/ E.  Robinson McGraw
                                                -----------------------
                                                  E.  Robinson McGraw
                                          President and Chief Executive Officer


Nothing contained herein or in the enclosed documents shall constitute you or any person the agent of The Peoples Holding Company or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained herein.